UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of May 2007

_______________________

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated May 4, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Chief Financial Officer

Dated:  May 22, 2007

Exhibit No	Description

1.	Press release dated May 4, 2007.

Exhibit 1

May 04, 2007
Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone (201)-227-0680

JINPAN INTERNATIONAL LIMITED REPORTS FIRST QUARTER 2007 RESULTS

Englewood Cliffs, NJ –May 04, 2007-JINPAN INTERNATIONAL LIMITED (AMEX SYMBOL: JST) today announced consolidated final results for the first quarter ended March 31, 2007. Comparison data with first quarter of last year is not available as the company has not reported its first quarter results prior to this year.

Total sales for the first quarter were RMB 126.0 million ($16 million) and Cost of Goods Sold accounted for 70.7% of sales at RMB 89 million ($11.5 million), generating a gross profit margin of 29.3% or a Gross Profit of RMB 36.9 million ($ 4.7 million). Selling and administrative expenses for the first quarter were RMB 22.9 million ($2.9 million), or approximately 18% of sales. Net Income for the same period was RMB 12.4 million ($1.6 million) or approximately 10% of sales. Basic earnings per share were RMB 1.56 ($0.20) and diluted earning per shares was RMB 1.54 ($0.20) for the first quarter.

Mr. Zhiyuan Li , chief executive officer, commented “the first quarter is usually the slowest quarter of the year because of the long Chinese new year holidays in February. Sales numbers in first quarter can not represent the sales for the rest of the three quarters.” Ever since the Company received UL certification, we experienced a significant increase in sales activities and the company’s US operation exceeded expectation by securing approximately US$ 8 million in purchase orders by the end of March. The management team is confident with the growth prospects in both the China and US markets as orders are continually received from customers.

Gross profit margin increase from 27.8% at the end of 2006 to 29.3% for the three months ended March 31, 2007. This was mainly attributed to the stable raw materials price and cost reducing production measurements implemented by the Company.

Mr. Li continued,” We are very pleased in February the Company has completed its acquisition of 15% minority interest of Hainan Jinpan Electric Company, Ltd., the Company’s main operating subsidiary, increasing its ownership in that subsidiary from 85% to 100%.”

Mr. Li added “the Company’s balance sheet remains strong, with cash and cash equivalents of RMB 117 million ($15million) and working capital of RMB 353 million ($46 million).”

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets (Unaudited)

	March 31,
	2007	2007
	US$	RMB
	(In thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents	15,176	117,204
Investment available for sale	193	1,490
Notes Receivable	1,903	14,696
Accounts receivable, net	26,077	201,396
Inventories	21,444	165,619
Prepaid expenses	8,553	66,058
Other receivables	585	4,520

Total current assets	73,931	570,983
Property, plant and equipment, net	4,272	32,991
Construction in progress	2,787	21,527
Deferred tax assets	112	865

Total assets	81,102	626,366

Liabilities and Shareholders' Equity
Current liabilities:
Short term bank loans	7,028	54,283
Accounts payable	5,364	41,425
Notes Payable	543	4,194
Income tax	920	7,103
Advance from customers	4,710	36,379
Other payable	9,597	74,116

Total current liabilities	28,162	217,500
Minority interest
Shareholders' equity:
Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 8,171,617 in 2007
and 2006	73	602
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares - 6,111 in 2007
and 2006, 6% p.a.	-	1
Additional paid-in capital	23,556	189,823
Reserves	3,595	29,132
Retained earnings	25,446	197,613
Accumulated other comprehensive income	1,088	(1,569)

	53,758	415,602
Less: Treasure shares at cost, common stock-208,470 in 2007 and 2006	(818)	(6,736)

Total shareholders' equity	52,940	408,866

Total liabilities and shareholders' equity	81,102	626,366

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the three Months Ended March 31, 2007 (Unaudited)

	2007	2007
	US$	RMB
Net sales	16,233	126,067
Other income	188	1,463

	16,421	127,530
Costs and expenses:
Cost of products sold	(11,483)	(89,187)
Selling and administrative	(2,955)	(22,946)
Interest expenses	(58)	(450)

	(14,496)	(112,583)

Income before income taxes	1,925	14,947
Income taxes	(325)	(2,519)

Net income after taxes	1,600	12,428

Earnings per share
-Basic	US$0.20	RMB1.56

-Diluted	US$0.20	RMB1.54

Weighted average number of shares
-Basic	7,963,147	7,963,147
-Diluted	8,092,351	8,092,351

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows
For the three Months Ended March 31, 2007(unaudited)

	US$	RMB
Operating activities
Net income	1,600	12,428
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	160	1,245
Deferred income taxes	(10)	(76)
Provision for doubtful debts	(62)	(479)
Changes in operating assets and liabilities
Accounts receivable	(264)	(2,050)
Notes receivable	(924)	(7,175)
Inventories	(2,635)	(20,466)
Prepaid expenses	(3,843)	(29,843)
Other receivables	138	1,071
Accounts payable	(880)	(6,845)
Notes Payable	(528)	(4,100)
Income tax	324	2,519
Advance from customers	1,006	7,810
Other Payable	168	1,303

Net cash provided by/(used in) operating activities	(5,750)	(44,658)
Investing activities
Purchases of property, plant and equipment	(231)	(1,791)
Proceeds from sales of property, plant and equipment	-	-
Payment for construction in progress	(1,046)	(8,122)

Net cash provided by (used in) investing activities	(1,277)	(9,913)
Financing activities
Proceeds from bank loan	2,100	16,309
Repayment of bank loan	(1,132)	(8,789)
Acquired minority interest	(1,067)	(84,955)
Decrease in dividend payable to minority shareholders	(10,939)	(8,285)
Dividends paid	(964)	(7,488)

Net cash provided by/(used in) financing activities	(12,002)	(93,208)
Effect of exchange rate changes on cash	90	(1,410)

Net increase/(decrease) in cash and cash equivalents	(18,939)	(149,189)
Cash and cash equivalents at beginning of year	34,115	266,393

Cash and cash equivalents at end of year	15,176	117,204

Interest paid	271	2,150
Income taxes paid	-	-

1.	Organization

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of March 31, 2007, the Company had direct interests in the following subsidiaries:

Name of Entity	Date of Establishment	Percentage of Equity Interest Attributable to the Company	Paid-up Capital	Principal Activities
Hainan Jinpan Electric Co., Ltd.	June 3, 1997	100%	RMB62,902,000	Manufacturing and sale of
("Jinpan JV" )				cast resin transformers
Jinpan International	February 18, 1998	100%	US$10,000	Marketing of cast resin
(USA) Limited				transformers
("Jinpan USA")
Jinpan Electric (China ) Ltd.	January 2007	100%	US$12,000,000	Manufacturing and sale of
				cast resin transformers

The Company, Hainan Jinpan Electric Co., Ltd., Jinpan Electric (China) Ltd., Jinpan JV, and Jinpan International (USA) Limited are hereinafter collectively referred to as the “Group.”

2.	Basic of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis of accounting differs from that used in the statutory financial statements of Jinpan JV, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The functional currency of the Company is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars (“US$”) using PBOC rate of RMB7.72 to US$1, the prevailing rate on March 31, 2007. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3.	Accounts Receivable

Accounts receivables, which generally have 30-120 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable and a general provision of a certain percentage is established based on the age status of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, and changes in our customer payment terms and other factors that may affect our ability to collect.

Accounts receivable comprised ( In thousands)
	2007	2007
	US$	RMB
Accounts receivable - trade	27,300	210,839
Less: provision for doubtful debts	(1,223)	(9,443)

Accounts receivable, net	26,077	201,396

4.	Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted-average cost method.

Inventories comprised: ( In thousands)

	2007	2007
	US$	RMB
Finished products	8,007	61,849
Products in process	2,862	22,102
Raw materials	10,725	82,835

	21,594	166,786
Less: provision for inventories	(150)	(1,167)

Inventories	21,444	165,619

5.	Fixed Assets : ( In thousands)

	2007	2007
	US$	RMB
Buildings	1,806	13,949
Machinery and equipment	7,279	56,216
Motor vehicles	1,902	14,692
Furniture, fixtures and office equipment	596	4,596

	11,583	89,453
Less: accumulated depreciation	(7,311)	(56,462)

	4,272	32,991

6.	Paid Dividend

On January 15, 2007, the Board of Directors the Group declared a cash dividend of US$.24 per share of common stock for the year 2007. The Group made the first distribution of US$.12 per share on February 22, 2007, to shareholders of record on February 8, 2007. The Group will make the second distribution of US$.12 per share during second half of year 2007.

7.	Earning Per Common and Common Equivalent Share

Basic earnings per share for the three months ended March 31, 2007 was computed by dividing net income of RMB 12,427,737 by the weighted average number of 7,963,147 shares of common stock outstanding. Diluted earnings per share for the three months ended March 31, 2007 was computed by dividing net income of RMB 12,427,737 by the weighted average number of shares of common stock outstanding. Reconciliation of the denominator is as follows:

March 31 2007
Denominator for basic earning per share-
Weighted average shares	7,963,147
Effect of dilutive securities:
Convertible preferred stock	6,111
Exercisable stock option	123,093

Denominator for diluted earnings per share-
Adjusted weighted average shares and assumed conversions	8,092,351

Liquidity and Capital Resources

Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings.

We have a credit facility of RMB48.4 million with the Nan Yan Commercial Bank. The letter of credit under this credit facility is guaranteed by Jinpan International Ltd., bearing interest at a weighted average rate of 5.92% per annum. We also have an unsecured credit facility from Bank of China for the total credit line of RMB 35 million. As of March 31, 2007, the total bank loan amount was RMB 54.3million.

On March 31, 2007, we had working capital of RMB353 million (US$46 million). We had approximately RMB117 million (US$15 million)in cash and cash equivalents. The decrease in cash and cash equivalents of RMB 149 million was primary due to acquire minority interest of RMB 85 million, cash used in operating activities of RMB 45 million and payment of capital expenditures of RMB 10 million.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.